Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 9 DATED JANUARY 16, 2013
TO THE PROSPECTUS DATED AUGUST 23, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 23, 2012, Supplement No. 1, dated September 4, 2012, Supplement No. 2, dated October 1, 2012, Supplement No. 3 dated November 1, 2012, Supplement No. 4 dated November 14, 2012, Supplement No. 5 dated November 16, 2012, Supplement No. 6 dated December 3, 2012, Supplement No. 7 dated December 4, 2012 and Supplement No. 8 dated January 2, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	potential real property investments; and
(3)	updates to disclosure regarding our operating partnership.
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and have reserved and are offering $500,000,000 in shares pursuant to our distribution reinvestment plan. During the month of December 2012, we accepted investors’ subscriptions for, and issued, approximately 53,644 shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $865,000. As of January 16, 2013, we had accepted investors’ subscriptions for, and issued, approximately 987,467 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $15.1 million. We have special minimum offering provisions for residents of Texas, Tennessee and Pennsylvania. As of the date of this supplement, the conditions of the special provisions for Texas and Tennessee have been satisfied. The conditions of the special provisions for Pennsylvania have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Potential Real Property Investments
Our advisor has identified properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Fees Paid to Sponsor (1)
Fresenius (Foster Dr.) - Baton Rouge, LA	January 2013	$881,437	$—
Fresenius (Howell Blvd.) - Baton Rouge, LA	January 2013	1,782,263	—
		$2,663,700	$—

(1)
We will not pay our advisor any acquisition fees in connection with the potential property acquisitions. However, we will reimburse our advisor for certain expenses related to the potential acquisitions, which cannot be determined at this time.

The potential property acquisitions are subject to modified double net leases, pursuant to which the tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
Fresenius (Foster Dr.) - Baton Rouge, LA	1	Bio-Medical Applications of Louisiana, LLC (1)	7,360	100%
Fresenius (Howell Blvd.) - Baton Rouge, LA	1	Bio-Medical Applications of Louisiana, LLC (1)	7,360	100%
			14,720

(1)	Each individual lease has a corporate guarantee from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary of Fresenius Medical Care AG & Co.
The table below provides leasing information for the major tenants at the potential properties:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot		Lease Term (3)
Fresenius (Foster Dr.) - Baton Rouge, LA	Bio-Medical Applications of Louisiana, LLC (4)	3/5 yr.	$80,960	$11.00	(5)	4/1/2011	-	12/31/2022

Fresenius (Howell Blvd.) - Baton Rouge, LA	Bio-Medical Applications of Louisiana, LLC (4)	3/5 yr.	135,277	18.38		10/22/2008	-	10/31/2013
			148,819	20.22	(6)	11/1/2013	-	12/31/2022

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Represents the lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.

(4)	Each individual lease has a corporate guarantee from Fresenius Medical Care Holdings, Inc., a wholly owned subsidiary of Fresenius Medical Care AG & Co.

(5)	The annual base rent under the leases increases on April 1, 2016, by 0.75% of the then-current annual base rent, and 0.75% every calendar year thereafter.

(6)	The annual base rent under the leases increases on November 1, 2018, by 0.75% of the then-current annual base rent, and 0.75% every calendar year thereafter.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our credit facility. We may use the properties as collateral in future financings.
Updates to the Disclosure Regarding our Operating Partnership
All references to our advisor being the sole limited partner of our operating partnership including, but not limited to, the organizational chart in the “Our Structure and Formation” section on page 100 of our prospectus, are hereby replaced with references to CRI (Daily NAV), LLC, which is a wholly-owned subsidiary of ours, as the sole limited partner. Additionally, all references to our operating partnership being treated as a partnership for federal income tax purposes are replaced with references to our operating partnership being treated as a disregarded entity for federal income tax purposes.
The following risk factor supersedes and replaces the third risk factor on page 59 in the section of our prospectus captioned “Risk Factors – Risks Related to Our Status as a REIT.”
If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.
Our operating partnership currently is a disregarded entity for U.S. federal income tax purposes. Our operating partnership will become a partnership for U.S. federal income tax purposes if and when it issues interests to a person other than the Company or any entity disregarded from the Company for tax purposes. As a partnership, our operating partnership would not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, would be required to take into account its allocable share of the operating partnership’s income. No assurance can be provided, however, that the IRS would not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, our operating partnership would become subject to U.S. federal, state and local income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.
The following information supersedes and replaces the first paragraph of the “Material U.S. Federal Income Tax Considerations – Qualified REIT Subsidiaries and Disregarded Entities” section on page 166 of our prospectus:
If we own a corporate subsidiary that is a “qualified REIT subsidiary,” or QRS, or if we own 100% of the membership interests in a limited liability company or other unincorporated entity that does not elect to be treated as a corporation for U.S. federal income tax purposes, the separate existence of the QRS, limited liability company or other unincorporated entity generally will be disregarded for federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the shares of which is owned by a REIT or by other disregarded subsidiaries of the REIT. A limited liability company or other unincorporated entity 100% owned by a single member that does not elect to be treated as a corporation for U.S. federal income tax purposes (or, in the case of certain foreign entities, such an entity that affirmatively elects not to be treated as a corporation) generally is disregarded as an entity separate from its owner for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of the QRS or disregarded entity will be treated as assets, liabilities, and items of income, deduction, and credit of its owner. If we own a QRS or a disregarded entity, neither will be subject to U.S. federal corporate income taxation, although such entities may be subject to state and local taxation in some states or foreign taxes if they do business or own property outside the United States. Our operating partnership is currently a disregarded entity and will remain so unless and until it issues interests to a person other than the Company or an entity disregarded from the Company.
The following information supersedes and replaces the second and third paragraph of the “Material U.S. Federal Income Tax Considerations – Taxation of the Operating Partnership and Subsidiary Partnerships” section on page 167 of our prospectus:
A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on our proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code) and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, Cole Real Estate Income Strategy (Daily NAV), Inc.’s proportionate share of the assets and items of income of the operating partnership, including the operating partnership’s share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest, will generally be treated as Cole Real Estate Income Strategy (Daily NAV), Inc.’s assets and liabilities and its items of income for purposes of applying the REIT asset and income tests if and when the operating partnership becomes a partnership for tax purposes. We control, and intend to continue to control, our operating partnership and intend to operate it consistently with the requirements for our qualification as a REIT whether our operating partnership is a disregarded entity or a partnership for tax purposes.
The partnership agreement of our operating partnership generally provides that, if and when the operating partnership becomes a partnership for tax purposes, items of operating income and loss will be allocated to the holders of operating partnership units in proportion to the number of units held by each such holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder after the time, if ever, at which the operating partnership becomes a partnership for tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder, at such time, if ever, that the operating partnership becomes a partnership for tax purposes.
The following information supersedes and replaces the last paragraph of the “Material U.S. Federal Income Tax Considerations – Taxation of the Operating Partnership and Subsidiary Partnerships” section on page 168 of our prospectus:
The discussion above assumes that our operating partnership, once it has two or more “regarded” owners for tax purposes, and any other subsidiary partnerships will be treated as “partnerships” for U.S. federal income tax purposes. Generally, a domestic unincorporated entity such as our operating partnership with two or more partners is treated as a partnership for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain “publicly traded partnerships” are treated as corporations for U.S. federal income tax purposes. Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not derive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that provision. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” Although operating partnership units will not be traded on an established securities market, the ability to redeem partnership interests on a daily basis could give rise to a secondary market for this purpose. However, under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. For example, interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. If our operating partnership or another subsidiary partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income, and the income requirements applicable to us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar (but not identical). We expect that our operating partnership and any other subsidiary partnership will satisfy at least one of the above-mentioned safe harbors, and/or comply with the qualifying income exception, so as to avoid being taxed as a corporation under these rules. However, treatment of the operating partnership or other subsidiary partnership as a corporation could prevent us from qualifying as a REIT.

INAV-SUP-09A